Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation (“MIM”) and Chronimed Inc. (“Chronimed”), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the “Merger Agreement”), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

MIM CORPORATION

August 9, 2004
5:00 p.m. CDT

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the MIM

Corporation Second Quarter 2004 conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, with instructions to be given at that time. I would now like to turn the conference over to our host, Investor Relations

Representative, Ms. Rachel Levine. Please go ahead.

R. Levine	Good afternoon. Thank you for joining us to discuss MIM’s second quarter 2004 earnings. If you do not have a copy of our press release,

please call The Anne McBride Company at 212-983-1702, extension 207,

and we will have one sent to you. Alternatively, you may obtain the copy of the release at the Investor Information section on the Company's corporate Web site at www.mimcorporation.com. A replay of today's call may be accessed by dialing in on the numbers provided in the press release or by accessing the Webcast in the Investor Information section of

MIM’s Web site.

Before we begin, I will remind you that during this call, you will hear some statements that may be considered forward-looking statements.

These forward-looking statements may include statements relating to financial projections or other statements relating to the Company's plans,

objectives, expectations or intentions. These matters involve risks and uncertainties, and actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause actual results to materially differ from the forward-looking statements in this call are set forth in our most recent annual report on Form 10-K.

During today's call, Richard Friedman, our Chairman and Chief Executive

Officer, will comment generally on developments in the quarter, and then pass the call to Jim Lusk, our Chief Financial Officer, who will discuss the financials and operations in detail. Rich will then return for some final comments before opening the call to questions and answers. I would now like to turn the call over to Richard Friedman.

R. Friedman	Thanks, Rachel. Good evening, everyone. Before I turn the call over to

Jim to go through some detailed financial information, I'd like to comment on the second quarter.

First of all, we are pleased with the second quarter. Our two operating segments are performing well. The implementation of Natural Living acquisition has been successful, and we continue to deliver substantial growth in our specialty area. We have expanded customer contracts and increased our national base through our strategy of developing local relationships.

As you all know, we announced our merger with Chronimed, which will create one of the largest specialty pharmacy businesses in the country.

The combined annual revenues, based upon current earnings, are $1.1 billion. We look forward to combining our established BioScrip brand with Chronimed and leveraging our strong PBM capabilities across

Chronimed’s customer base.

We reported second quarter earnings of $0.09 per share. As I mentioned,

we are pleased with our performance. Specialty revenues grew more than

36% over the first half of last year, if you exclude the Synagis. PBM and mail segments grew 19% in the first half of 2004, excluding TennCare. In the second quarter, we expanded our relationship with one of our customers to cover a larger geographic area. This was a strategic long-

term decision. In return for this expansion, we provided certain pricing concessions, which had an impact on the second quarter. We expect strong volume growth from those expanded territories to add to revenues and profitability in the fourth quarter and beyond.

I will now turn the call to Jim to go through the details of our quarter.

Jim?

J. Lusk	Thank you, Rich. As Rich stated, earnings were strong for the second quarter, despite the effect of certain pricing concessions on expanded specialty contract. Excluding TennCare and Synagis’ results in the second quarter of 2003, our total revenues for the second quarter of 2004 increased by 22% over the same period last year.

The press release contains all the reported numbers, in addition to our reconciliation table, outlining results for comparative purposes, which would exclude TennCare, Synagis, and the restructuring charges from Q2

'03. The numbers I will review on the call today are adjusted results from this table, which most accurately depict results in our existing business going forward.

Total revenues for the second quarter of 2004 were $154.1 million,

compared to $126.1 million for the second quarter of 2003. Second quarter specialty revenue increased to $60.4 million, compared to $44.4 million in the prior year's period. PBM and mail segment revenue was

$93.7 million, compared to $81.79 million in the second quarter of 2003.

Revenues from PBM services grew 15% in the second quarter of 2004.

Operating income for the second quarter of 2004 was $3.5 million from

$3.8 million for the second quarter of last year. Gross profit for the quarter was $16.8 million or 10.9%, compared to $16.4 million or 13% in the prior year's period. The decrease in gross margin reflects the change in the Company's product mix and the overall industry trend. SG&A expense for the second quarter was $12.6 million, compared to $12.1 million for the same period last year. Total revenues for the first half of

2004 were $302.2 million, compared to $241.8 million for the first half of

2003.

First half specialty revenue increased to $118.2 million, compared to $86.6 million in the prior year's period. PBM and mail segment revenue was

$184 million, compared to $155.2 million for the first half of 2003.

Operating income for the first half of 2004 was $7.3 million, compared to

$6.1 million for the first half of last year. Gross profit for the first six months of 2004 was $33.8 million or 11.2%, compared to $31.4 million or

13% in the prior year's period. I'll now turn to the balance sheet.

Inventory turns remained strong for the quarter at 46. Days sales outstanding decreased to 40 days at June 30, 2004 from 41 days at March

31, 2004. We have reduced our line of credit, used to purchase Fair

Pharmacy, by $3.7 million during the quarter. Even with the rebate payment to TennCare, the MCOs in the second quarter, which we anticipated, we had positive cash flow from operations of $4 million.

Regarding operational performance, our PBM and mail revenues,

excluding TennCare, grew 19% in the second quarter of this year compared to last year at 4% sequentially. On a standalone business basis,

our mail business, which operates out of our Columbus, Ohio facility,

filled over 804,000 scripts during the quarter, compared to 675,000 on the same period a year ago. Along with the increased revenue, we are beginning to benefit from the leveraging of our efficient infrastructure and is demonstrated by the reduction in cost per script by 20% year-over-year.

As our volume increases, we had to add very little expense. Our stringent approach towards expenses has resulted in SG&A being almost flat with the year ago, even after our continued investment in our sales efforts. We will continue to enforce strong cost containment measures, although not at the expense of increased market opportunities.

Our balance sheet remains strong, and we are well positioned to continue our momentum. We entered the Chronimed merger with little debt and a healthy cash flow. This will allow us to continue to make strategic investments and acquisitions to further build our revenues and profitability. Our goal is to pay off the remainder of the credit line for the

Natural Living acquisition by the first quarter of 2005.

With respect to the coming quarter, at this time, we expect the third quarter will approximate the results of the second quarter, and as something to look forward to, second quarter 2004 will be the last of our reconciliation tables. We are not changing guidance for the year at this time.

Rich, with that, I’ll turn it back over to you.

R. Friedman	Thanks, Jim. Regarding the Chronimed merger, I would like to be very clear of why this merger makes sense. Number one, MIM believes strongly in the local platform community based. Chronimed has 27 locations where we're going to be able to use that asset to roll out additional products. Chronimed also has a mail order facility, and so do we, which we will be able to take advantage of the synergies involved there. This is a strategic move, believe it is very strong for long-term.

You need to be larger in this healthcare business, and by putting these companies together, we will get there.

We believe this is a winning combination for customers and shareholders.

We will combine our individual strengths into a stronger customer-centric and profitable business. Our businesses are complementary and distinct.

In a rapidly growing and fragmented industry, the combined companies cover a larger piece of the market and offer more access to complete pharmacy and pharmacy services.

In conclusion, we will continue to deliver on a strategic initiatives throughout this year and next. We feel confident that with the management team we have in place and the newly combined entity that we will be able to focus on our primary goal of executing against our benchmarks and delivering shareholder value. With that, we will open up the lines to answer any questions that you may have.

Moderator	Thank you. One moment, please, for our first question. You have a question form the line from Brooks O'Neil of Dougherty & Company.

Please go ahead.

B. O'Neil	You eluded to the contract expansion that impacted your second quarter.

I'm hoping you might be able to give us some additional detail on what geography or roughly how big an expansion, because I think you then went on to say that the third quarter was going to look like the second quarter, but you're not changing your guidance for the year, which I guess,

if I do the quick math, looks like you're going to have to have a whopping fourth quarter to kind of get where you need to get.

R. Friedman	I'd be happy to, Brooks, and good talking to you again. Let's talk about what we did. Clearly, in the second quarter, we made a strategic decision that relates to the northeast, and what we did is we had a contract. We have a contract with a very strong managed care organization that gave us the opportunity to expand the market share in the New York and

Connecticut marketplace. That organization, last year in its entirety, in the three regions now that we covered, did in excess of $90 million in specialty pharmaceuticals. We were covering strictly their New Jersey operation. So, when we look at the New York and New Jersey

opportunity, that in itself, I think, was close to $60 million of total revenue of the specialty part of the $90 million. This also, though, in addition to us picking up that piece, which we have signed and is being implemented as we speak, the relationship we have with this organization has now brought us to look at other territories that they've asked us to look for,

which is more out West.

So we believe this was the right strategic decision to do, and you're right.

When you look at the fourth quarter, we expect a good fourth quarter;

we've all along expected a good fourth quarter. In addition to this particular one, we’ve picked up additional contracts, which makes us look at, for example; we did a deal with Montefiore Hospital in the CMO program. We've picked up MDNY. We've picked up business with

Oxford. So this company has added quite a bit of contracts over this last quarter that will be implemented in the third quarter, and you will see the volumes in the fourth quarter. The reason we're saying that, the third quarter will look more like the second quarter is because of some of those pricing concessions. We’re hopeful that we will be able to achieve greater results, but what we're trying to do is, based upon—And the pricing concessions actually took place starting in the second month of the second quarter. Now, you have the third quarter with all three months somewhat impacted, so we have to make up some of that volume to offset that pricing concession, but we anticipate that we will be able to achieve that.

B. O'Neil	I'm not asking you to build my model for me, but I'm assuming, based on what you just said, that maybe the 10.93% gross margins might come down a little bit more here in the third quarter.

R. Friedman	Yes. I think they will and I think they will come down slightly as—I think, Jim, as he refines, and obviously we've been spending the last number of weeks working very hard on the Chronimed deal, that Jim will be able to fine-tune the model and be able to go out with it.

B. O'Neil	The only other item and detail I wanted to ask about is the amortization expense was up a bit this quarter. Is that at a level now where we expected to be flat on a quarterly basis going forward?

R. Friedman	Thank God Jim can answer that one.

J. Lusk	Yes. The amortization expense relates to the acquisition we did. Yes.

Going forward, that should pretty much be level.

B. O’Neil	I guess that's it for right now. Thanks a lot.

R. Friedman	Thanks, Brooks.

Moderator	Thank you. We have a question from Arnold Ursaner of CJS Securities.

Please go ahead.

M. Roesler	It's Michael Roesler for Arnie. Quick follow up from the prior call, could you just clarify again what is included and not included in terms of charges or expenses in the $35 million EBITDA guidance for '05?

R. Friedman	Yes. We didn't go through the details of that number, but let me try to lay it out for you a little bit better. What we did in that $35 million is we've assumed - and you have to understand that we’ve assumed for a calendar year that there is absolutely no Aetna in that business.

assumed is that we said that there's gross synergy amount of $10 million.

It's going to take us the better part of the year to realize that $10 million.

Offsetting that, there's significant cost related to severance, retention, and duplicative type of expenses. We have not broken that out, and there's a good reason that we haven't because we need to refine exactly this as the implementation teams finish off what they're doing. We will get back to everyone in the coming months to give them more of the detail behind the synergies and those costs.

Again, we try to be very conservative. This is not a short-term gain right away. It is accretive. You have to look; we have to look. This company is looking at long term. It is the right thing to do in the healthcare sector.

It is the right thing to do for MIM. It will be extremely accretive in 2006.

We expect tremendous revenue growth, and I cant's put a number on that today. We expect lower cost of goods sold, and I think longer-term, 2005 is going to be the toughest one to predict because of everything going on,

and we'll tell you, 2006 is going to be a fantastic year.

M. Roesler	A final question, in terms of the margin impact from these expander relationship, what do you expect the response from your current customers is going to be as they start to look at what might be better termed for another competitor?

R. Friedman	Yes. Well, I don’t know about better terms. I think what it does is gives us a greater opportunity to compete. We’re absolutely using leverage.

The cost of getting product added to facilities will decline. We will be able to buy better. We will be able to participate where, in the case of a larger managed care client, if we have to go ahead, and say, “You know what? We're going to take this business, and it's a little bit lower margin,”

we may in fact go ahead and do that.

I think having retail stores absolutely gives you leverage and gives you some margin protection. Our Fair model has absolutely done that. The higher touch-higher feel therapies usually generate higher margins for you. So you can have a mix, and you want to have a mix; the mix between the customer itself, the physician, the hospital, the clinic and the large managed care organizations. So there is going to be margins in all these different trades that are going to vary. But I think, overall, the margins in this industry, and I've said this for a long time, these margins will continue to tighten. As a new product comes out, you may see higher margins; over a long period of time, those margins will shrink.

I anticipate that. We run this company in anticipation of margin shrinking. I come out of the generic pharmaceuticals business. I understand that. This is a volume-type of business with clinical expertise that you’re offering, and that's why you have to be bigger. You have to be able to provide these services and get the increase in volume so that you're facilities can absorb a lot of that overhead cost. This is a terrific deal, and

I'm looking forward to it.

M. Roesler	Thank you.

Moderator	Thank you. We have a question from Glenn Garmont of First Albany

Capital. Please go ahead.

G. Garmont	Just real quick, Jim, are the TennCare payments done at this point, and is there a full-year operating cash flow number that you've provided?

J. Lusk	Yes. TennCare payments, there's a minor trickling of things that’s not even worth talking about. We are pretty much done with TennCare at this point in time. In terms of operating cash for the year, we were saying somewhere in the high single digits around ten, somewhere in that range.

G. Garmont	Great.

R. Friedman	And how much did you pay out to TennCare?

J. Lusk	To TennCare, we paid out $7.6 million in two quarters; $2.4 this quarter,

and it was over $5 million last quarter. So those were big numbers.

G. Garmont	Taking all of those things into account, you're still going to do operating cash flow of $10 million.

J. Lusk	Yes, somewhere in that range. Correct.

G. Garmont	Great. Thanks.

Moderator	Thank you. We have a question from Kevin Casey of WPG. Please go ahead.

K. Casey	I was wondering if you can clarify or explain in more detail the industry trends that seem to make you guys cautious on gross margins?

R. Friedman	Yes. Kevin, this is an industry where you have some major players whether it's Caremark, Express with Care-a-Script, now a priority, where a lot of business, especially at the larger managed care accounts, is based upon pricing. When you're not a manufacturer, you have a lot more pressure being put on you in that competition. We don't see that as much on the local distribution level, but you do see that with the larger managed care accounts. That's why you need to be able to use your leverage in order to pick up a reduction of expenses and a lower unit cost per item.

You're not going to make it up on the sales side.

The selling price in the market is governed by the market. The only thing that we're going to be able to do is try to buy better and to lower the labor cost and the overhead cost of getting it out the door. So I believe the market trend will be to continue to see pricing pressures. I think that will always be the case. I think you'll have new products coming out. I think you'll get to a multi-source environment in the near future.

There are still plenty of biotech. There's 280 biotech products that are out there today at the FDA. So I think what's going to happen is you'll see a lot more multi-sourced products coming out there. As you know, in the distribution business, you make more money on generics than you do on a brand. So I think right now you're going through that period of time where you're seeing pricing pressures. I think that you'll see more products out there. But I think, overall, when you look at strictly the injectable of—I hate to say, run of the mill type of injectable products –

not the IV products, IVIG products where you have to get into the nursing component and some other high, hand-holding ways, that you'll see margins probably less than 10%. You'll probably see them in the 8%

range, 9% range. I think you're a few years out, and maybe even sooner than seeing that. So I always anticipate that there’s going to be lower end of margins.

K. Casey	And then, speaking of getting lower cost of goods sold, have you looked at products that you and Chronimed both source, and what has been—who gets the better price or - actually, not even who gets the price, but what's the difference between the better price and the worse price?

R. Friedman	Yes. Actually, when we look at both companies of what they're buying today, there was an opportunity based upon our contracts that we will be able to take advantage of. There are some other things that we could do,

as well, for example, as opposed to the front of the store or the back of the store. If you have a closed-door operation, you have advantages on the buy side. When you combine the specialty businesses of both companies,

you'll be talking pretty close to $800 million, and then you throw the mail on top of that, you’re $950 million of $1.2 billion. So, when you look at that, it creates a much better playing field to go out in the RFP process with the major distributors. The manufactures are very excited about this process. The manufacturers like local presence. There are people on the street who like local presence. So we believe that we will have opportunities with the manufacturers to work closer with them, giving us greater opportunity.

K. Casey	One final question: When you talked about that contract that was expanded, that lower price, was that across all regions or just the new regions?

R. Friedman	That was across existing regions and new regions.

K. Casey	Thanks, guys.

Moderator	Thank you. We have a question from Marvin Loh of Decision Economics.

Please go ahead.

M. Loh	What has the feedback been from the customers that you’ve spoken to today? Do you feel or have you sensed any challenge in selling the deal to the clients, particularly those that might have come to MIMS because of you’re a more payer-centric model, whereas Chronimed has clearly more manufacturer-centric contracts?

R. Friedman	Marvin, we've actually changed a bit over the past year or so to concentrate with the manufacturers. I have to tell you that Mike Sicilian,

who heads up our sales operations, reached out to the customers today.

We’ve had tremendous feedback from them. As a matter of fact, some of our larger ones, one in particular, was thrilled, saying that, “You know what? This will open up more markets for you. We could take advantage of you now because you have more locations.”

I think that we didn't have overlap. But what this does do for our clients that—healthcare is regional. So you'll have managed care organizations that have facilities in various states, but for the most part, it is regional.

So if you're able to offer their populations, the physician community and everything else, distribution, clinical services on a local level, it works for everyone. I think the feedback today has been terrific.

M. Loh	What can we expect from the PBM side given that most of the operating leverage and synergies seem to be more specialty focused? You know,

PBM has kind of been chugging along, but certainly hasn't posted any knockout numbers over the last year or so.

R. Friedman	I totally agree with you. This is an opportunity for us. We consciously made a decision to reallocate resources to take advantage of the specialty arena. As you know, the PBM market, it's a tough market. It's highly competitive. Certain people from Chronimed bring tremendous

experience with them. They have tremendous relationships, primarily

Hank, Tony Zappa and a few other people there. I got to tell you that I'm looking forward to getting back with a vengeance into the PBM marketplace. I think there are tremendous opportunities. I think especially in a small to medium size market, I'm looking forward to get to the small to medium size employer groups. I'm looking forward to get back into the TPAs. I think this is a tremendous growth opportunity. You have some fine companies out there that go after the same groups, but, you know, with all leverage and being able to compete, and I think we have the best computer systems that are out there today, I think we do a great job in the PBM. I know Hank and he said before, is looking forward to taking advantage of that passion of his.

M. Loh	So it's going to be one of your top efforts come 2005?

R. Friedman	It's going to be one of those efforts, absolutely true.

M. Loh	Thanks very much, guys.

Moderator	Thank you. We have a question from Mark Cooper of Wells Capital.

Please go ahead.

M. Cooper	I only listened to the little part of the first call earlier today, but the concept of this accretion that you talk about, is that relative what the estimates are for MIM for next year? I think, I don't know, it's like $0.56,

somewhere around there.

J. Lusk	I got to say, I'm not sure it’s relevant to those numbers. What we're looking at, and we have not put out guidance for 2005 yet. What we're looking for right now is obviously the guidance we have on the street right now is $0.42 a share for 2004. You know what the Chronimed numbers are right now, and you have to adjust those for Aetna, and you have to adjust for the synergies involved.

Based upon the analysis that Jim has done and our financial advisors have done and that we did show to our board of directors, this deal is accretive to us in 2005. As I said earlier, Jim's going to come out with numbers, as we refine these, and we will come out with 2005 guidance in the next few months for both organizations.

Again, I have to say this again, you know, 2005 will be—2006 is going to be an incredible year. You will have the benefits of everything going on.

You will have the cross-selling opportunities. I know that's a long-way off, but I got to tell you, you know, it's where the industry is going. We will be a leader there. We will be doing all the things in between. We will be growing all businesses. 2005 will be accretive. 2006 will be even more so.

M. Cooper	Did I understand your comments about this longer-term contract that you signed that you felt diminishing margins this quarter? Did I understand that to you say that added—you think that will add $30 million of incremental revenue?

R. Friedman	No. What I did say is how much that they were doing.

M. Cooper	So they were doing 90?

R. Friedman	Yes. Last year, they did over 90 million in specialty. And a big part of this was how much we’re going to pick up and over what period of time we're going to pick up, as it's being converted over to us. But it does create an opportunity. I also said, in those regions that we picked up, it’s about 50 million—I think I said 50 million to 60 million, 60 million of specialty business we did not have. So it's a question of, could we get all

60? What's going to happen there? And we're working our tails off to go and make that happen, and that's the responsibility of Mike and his team.

But we anticipate having significant volume come to us in the fourth quarter. We're picking some up right now. But to make up for that loss in the margin, you know, we're expecting that to turn for us in the fourth quarter.

M. Cooper	My last question, and I didn't hear this on the earlier call either, there's no collar or anything in place to set a minimum value for the Chronimed shareholders?

R. Friedman	There was no collar, right.

M. Cooper	Thank you.

Moderator	Thank you. We have a question from Jeff Green of Health Co. Please go ahead.

J. Green	One of my questions was answered about the $35 million, which I’m a little bit surprised that you're unable to disaggregate that a little bit better today given the time you’ve put into this merger. It's a little disappointing that you can't figure out what the true run rate is yet, to state that for certain, the deal is accretive. So that's a little bit hard to swallow, but having said that and you've address that, moving onto what management in each respective company, what change of control issues there are with each respective management teams in regard to options, vesting, etc.?

R. Friedman	The change of control, both the senior people in both companies waived their rights to anything regarding change of control. For those executives that in fact may not be part of the combined entity at a certain point in time, there will be severance and retention agreements with them and they will have an option to go ahead. Actually, Barry Posner is with us. Barry,

do you have anything to add to that?

B. Posner	Yes. Thank you, Rich. There will be some dilution from option acceleration under the Chronimed plan. It's not a very large number.

J. Green	Can you quantify how many options and which executives are getting them and how they're being—Are they automatically vested and what the strike price is? Similarly, on the other side?

B. Posner	I can do it, but it's about a 15-page list. This is not going to three or four executives. These are options that were granted to a number of their employees and, you know, I'm talking in excess of 30, 40, 50 people over years at varying strike prices. They are not a very top-heavy company when it came to option grants, but I think it's more appropriate for you to have that discussion with them and they can give you some particular details on it.

J. Green	What about you guys?

B. Posner	It's not a change of control for us.

J. Green	And there's no change in how your options are addressed then in terms of this transaction?

B. Posner	Yes. It's addressed by there being no effect on them, as a matter of change of control. If particular people are not going forward, then it's a matter of their employment contracts and those are well filed Edger, to the extent they’re executive officers.

J. Green	What are the timeframes you plan on elucidating how this $35 million is disaggregated? I mean, is it just like a month, or is just over six months,

or a year?

R. Friedman	No. I will tell you that we will probably get back to you in a better part of six weeks with this information. It's clear to say that there is a plan. We have certain of this information, and it just needs to be refined before we go out with it.

J. Green	I mean, curiously then, it has not been my experience that a company has come out with a number like that and then not been able to sort of pinpoint

it. Was this just that you didn't want to announce this soon and you had to announce it for some reason or another? It just seems a little strange.

R. Friedman	I have absolutely no response to that. This is the number that we have given. This is the number that both companies felt comfortable with when we went through. We're not at this point going to say what's a contribution from each of the companies, as well as what the synergies are. Clearly, we know it. We have chosen not to share it.

J. Green	I'm sure that's going to make for a lot of dissatisfied and unhappy callers on this … right now. I could probably speak for others. But anyway, I’ll let you go. It's something I have never heard in my career, which is not terribly long, but it's strange. Anyway, good luck. Thanks.

R. Friedman	Thank you.

Moderator	Thank you. We have no more questions in queue. Please continue.

R. Friedman	Thank you. It has been a long day. It has been a terrific day. We're excited about moving forward. We think this is a terrific deal for both companies, and we will absolutely get back to everyone in the coming weeks with more detailed information. Have a good evening.

Moderator	Thank you. Ladies and gentlemen, this conference will be available for replay after 9:30 p.m. today through midnight, August 16, 2004. You may access the AT&T Teleconference Replay System at anytime by dialing 1-

800-475-6701 and entering the access code 740878. International participants may dial 320-365-3844.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service.